EXHIBIT 99.2

Pan American Silver Announces Manantial Espejo Project Construction Update

All Amounts in $US Unless Otherwise Stated

VANCOUVER, British Columbia, April 19, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) (the "Company") announced today that construction and development is progressing on schedule for April 2008 completion at its Manantial Espejo silver-gold project (the "Project") located in the Province of Santa Cruz, Argentina. Development of the two primary ramps, which provide underground access to the Maria and Melissa ore zones, is proceeding on schedule. To date, in excess of 500 metres has been advanced on both ramps, out of a total of 4,000 metres of development programmed for completion prior to plant commissioning. With the majority of the surface mining equipment now on site, pre-stripping of the Karina Union open pit has ramped up to approximately 5,000 tonnes per day, with the waste material being used for the construction of the tailings containment dam. Bulk earthworks for the crushing and plant area are complete, concrete foundations for the maintenance shop have been poured, and concrete is currently being placed in the foundations for the mill building and grinding mill. Major mill components have been ordered and employee permanent housing construction is well advanced. The Company has hired nearly 170 employees who are advancing these mine developments, and close to 250 construction contract workers currently occupy the construction camp.

Project expenditures to March 31, 2007 were $32.4 million. Overall, the Company estimates that the Project is 25% complete. Working with its third party EPCM contractor, the Company has just completed an updated capital cost control estimate for the Project. As a direct result of industry-wide cost escalations for construction materials and equipment, coupled with significantly higher in-country costs for labour, total capital costs for construction of the Project are now expected to be $170 million, which includes $21 million in refundable value added tax, up from the early-2006 feasibility estimate of $130 million. Included in this latest estimate is a further allowance for continued escalation through to Project completion.

Geoff Burns, President and CEO, stated: "Though I am frustrated by the unavoidable escalation in construction costs at the Manantial Espejo project, I am pleased with our construction and development progress to date. We have an exceptional team to manage the Project through the balance of construction and commissioning and will continue to closely monitor construction costs. We are receiving great cooperation from the federal and provincial governments in Argentina and remain on schedule for a May 2008 start-up."

Proven and probable silver reserves at Manantial Espejo increased 11% in 2006 to 38.5 million ounces and proven and probable gold reserves increased 7% to 547,000 ounces.(1) Based on those reserves, the Project is expected to produce on average 4.1 million ounces of silver and 60,000 ounces of gold annually over a life of mine that has increased from 8 to more than 9 years.(2)

(1) Further information regarding the proven and probable reserve estimates for Manantial Espejo is contained in the Company's news release dated February 16, 2007.

(2) The technical information contained in the last paragraph of this news release has been prepared under the supervision of Michael Steinmann, P.Geo., Senior Vice President, Geology and Exploration, of the Company, who is a qualified person within the meaning of National Instrument 43-101.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and applicable Canadian securities legislation. Statements containing forward-looking information express, as at the date of this press release, the company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the company does not intend, and does not assume any obligation to, update such statements containing the forward-looking information. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "projects" or "projected", "expects" or "does not expect", "is expected", "estimates", "forecasts", "scheduled", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "can", "could", "would", "might" or "will be taken", "occur" or "be achieved". Statements containing forward-looking information include, but are not limited to, statements with respect to timing and budget of construction activities at Manantial Espejo, the anticipated economic returns of the Manantial Espejo project, the sufficiency of Pan American's current capital and anticipated cash flow, the accuracy of mineral reserve and resource estimates and estimates of anticipated silver and gold production from the Manantial Espejo mine.

Statements containing forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Pan American Silver and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, risks related to technological and operational nature of the company's business, changes in local government legislation, taxation or the political or economic environment, exposure to fluctuations in the local currencies of those countries in which Pan American carries on business, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of silver, gold and base metals, increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation and development of our mines or properties, the speculative nature of exploration and development, fluctuations in the price for natural gas, fuel oil and other key supplies, as well as those factors described in the section "Risks Related to Pan American's Business" contained in the company's most recent form 40F/Annual Information form filed with the SEC and Canadian provincial securities regulatory authorities. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

CONTACT:  Pan American Silver Corp.
          Alexis Stewart, Director Corporate & Investor Relations
          (604) 684-1175
          astewart@panamericansilver.com